350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

May 30, 2024

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed May 30, 2024
File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated April 15, 2024, on behalf of the Company. Where applicable, revisions were made to the Company’s Offering Statement, which has been filed as Amendment No. 3 (“Amendment 3”) to Offering Statement on Form 1-A (the “Offering Statement”. The Company responds as follows:

Amended Offering Statement on Form 1-A

General

1. We note your response to comment 1 that you have included audited financial statements of Worthy Property Bonds 2 as of and for the period ended March 31, 2023, in your amended filing, but these financial statements do not appear to be included. Please include audited financial statements of Worthy Property Bonds 2 as of and for the fiscal year ended March 31, 2023 in your next amendment.

Response:

In Amendment No. 2 to the Offering Statement on Form 1-A, in response to your Comment 1 in that certain Comment Letter, dated March 7, 2024 (the “2nd Comment Letter”), we included the audited financial statements of Worthy Property Bonds, Inc. (“WPB”) and Worthy Property Bonds 2, Inc. (“WPB2” and, together with WPB, the “Target Companies”) as Exhibit 27.1 and Exhibit 27.2, respectively.

In Amendment No. 3 we have included the audited and unaudited financial statements of WPB and WPB2 in the body of the Offering Circular, immediately after the audited and unaudited financial statements of the Company and unaudited pro forma condensed combined financial statements of the Company, WPB, and WPB2, and have deleted Exhibit 27.1 and Exhibit 27.2.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

2. It remains unclear from your response to prior comment 3 how you concluded that these offerings should not be aggregated. Please provide an expanded response with a complete legal analysis which addresses each element of our prior comment as set forth below. Please provide a detailed analysis about whether the funds from this offering should, for the purposes of determining the offering limit under Rule 251(a)(2), be aggregated with the Regulation A offerings of the Target Companies. Address whether the securities offered by Worthy Wealth present a distinct investment opportunity for investors. In addition, please provide further detail on the proposed interrelation and interaction of the Target Companies and Worthy Wealth, including plans to transfer the funds they plan to raise to Worthy Wealth and any other affiliated entities, including Worthy Financial, Inc. and its subsidiaries. Also, please tell us whether any proceeds of this offering will be used to satisfy redemption requests made by investors in your affiliates’ Regulation A offerings. In your response, please address the following statements from the offering circular and affiliate’s filing, and whether your planned activities or the activities of your affiliates have or are deviating from what was represented to the Staff in comment response number 3 of the Worthy Property Bonds, Inc.’s letter dated October 21, 2021:

●	On page 10 of your offering circular, you state “[o]ur business model, which will be implemented through the Target Companies, will be centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate through our subsidiaries…. The proceeds from the Target Companies sale of Worthy Bonds will provide the capital for these activities.”

●	On page 30 of your offering circular, you state “[w]e expect to generate income through the WPB Companies from (i) the interest rates we charge on our real estate loans and mortgages and other investments which we have acquired and (ii) profits we realize on the sale of the interests in real estate that we acquire.”

●	“To the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to Worthy Peer Capital, Inc. from a pending equity financing.” Worthy Peer Capital, Inc. Form 1-SA filed September 1, 2023.

Response:

The funds from this offering should not be aggregated for purposes of Rule 251(a)(2) with the Regulation A offerings of the Target Companies because this offering presents a distinct investment opportunity for investors. Rule 152(a) under the Securities Act of 1933, as amended (the “Securities Act”) provides that if none of the safe harbors in Rule 152(b) are applicable, in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering.

In this instance, the particular facts and circumstances establish that the offering of common stock by the Company presents a distinct investment opportunity for investors from the offerings of bonds by the Target Companies because the investment opportunity in the Target Companies is for fixed interest debt while the investment opportunity in the Company’s offering is for indefinite equity ownership in a parent holding company with equity appreciation as the investment opportunity.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

As noted in the Company’s offering circular, upon the closing of the Acquisition, the Company’s business model will be initially implemented through the Target Companies, and will be primarily focused on purchasing or otherwise acquiring mortgages and other liens on and interests in real estate through its formed, to be acquired and to be formed subsidiaries, including the Target Companies. The proceeds from each of the Target Companies sale of bonds will not be transferred to the Company or to Worthy Financial, Inc. (“WFI”) or its subsidiaries, but rather will be used to fund loans made by the respective Target Companies. The Company plans to generate revenue through the Target Companies from interest charged on the Target Companies’ real estate loan portfolio and profits realized on the sale of real estate acquired by the Target Companies. However, in addition to its acquisition and operation of the Target Companies, the Company will also acquire certain intellectual property from Worthy Financial Inc. including certain domain names, a financial technology platform and a certain technology license agreement. The Company has also formed a new subsidiary, Worthy Wealth Realty, Inc., which intends to offer newly structured bonds for infrastructure development for national real estate home builders, and anticipates in the future forming a “portfolio” of additional wholly owned subsidiaries to offer a variety of debt and equity real estate oriented securities. The Company intends to expand its offerings of products and services to include both debt and equity securities and to also include financial educational initiatives, live crowdfunding events, as well as the introduction of third party products of interest to our investors. As a result, investors in the Company will be investing in a broader array of businesses than just the Target Companies, which will primarily originate real estate loans.

Upon the closing of the Acquisition the Target Companies will become wholly-owned subsidiaries of the Company with the only financial interaction to be monthly technology fees from the subsidiaries to the parent and monthly contributions to Worthy Wealth Management, Inc., a Georgia corporation and wholly-owned subsidiary of the Company. In particular, as described further in the Company’s offering circular, the Company will enter into a management services agreement (the “Management Services Agreement”) with Worthy Wealth Management, Inc. for the purpose of managing operating expenses common to related entities (e.g. rent, payroll, insurance, etc.). As a result of the Management Services Agreement, the Company’s executive officers and other personnel will all be employed by Worthy Wealth Management. Under the terms of the Management Services Agreement, the Company will not be charged a management fee, however, the Company will agree to reimburse Worthy Wealth Management for the costs incurred by Worthy Wealth Management in paying for the staff and office expenses for the Company under the agreement. The reimbursement amounts will be payable by the Company to Worthy Wealth Management, in advance on a monthly basis, and will accrue until the Company is able to make reimbursement payments to Worthy Wealth Management from the proceeds of this offering allocated to its working capital and distributions from the Target Companies. Under the terms of the Management Services Agreement, there will be no interest or maturity associated with the obligations to reimburse Worthy Wealth Management under the Management Services Agreement. The Management Services Agreement will be terminable by either party upon thirty days’ prior written notice, the initial term will be three years and thereafter it will automatically renew for successive one-year terms.

The proceeds of this offering will be used to fund the closing of the Acquisition of the Target Companies from WFI and to provide working capital for general corporate purposes for the Company (including, but not limited to, providing funding to the Company’s subsidiary Worthy Wealth Realty, Inc., and potentially other to be formed subsidiaries) until such time as the Company has sufficient revenues to pay its operating expenses. The proceeds of this offering will not be used to satisfy redemption requests from the Target Companies. Rather, the proceeds of the offering will be paid to WFI to acquire the Target Companies, and for the Company’s general working capital purposes. To our knowledge, as of this date, WFI is not presently anticipating an equity offering, but may in the future.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

It is the Company’s understanding that WFI will use the proceeds from the closing of the Acquisition for general working capital purposes, including, but not limited to, making contributions to the capital of its other subsidiary issuers to be used for the redemption by such other subsidiaries of outstanding bonds at the time of the SPA, as defined below.

The Company’s planned activities and the activities of the Target Companies (to be our wholly owned subsidiaries upon the closing of the Acquisition) are presently, and are not deviating from, what was represented to the Staff in comment response #3 of the WPB letter dated October 21, 2021.

The reference in the Worthy Peer Capital, Inc. 1-SA filed on September 1, 2023 reflects the intention of WFI described above relating to its intended use of the proceeds of the closing of the Acquisition for contributions to the capital of its subsidiaries other than the Target Companies.

3. We note your revisions and response to prior comment 4; however, it is unclear how you concluded that offering bonus securities only to initial investors is not in effect a delayed offering of the shares which do not carry bonus securities. See Rule 251(d)(3)(i)(F) of Regulation A. Please amend your disclosure to remove this incentive from your filing or revise your bonus share structure so that it does not constitute a delayed offering, as previously requested.

Response:

The Company has elected to not issue bonus securities in connection with the offering. All references to bonus securities have been removed from Amendment 3.

4. We note your revised disclosure in response to prior comment 4 that the Selling Shareholders will only participate in the offering after the Company has sold 3,000,000 Shares and that they may sell up to 55,750 Shares pro rata at that stage. Please explain how that would work in practice given your plan of distribution. For example, would an investor who subscribes for shares after you cross the 3,000,000 threshold acquire those shares from the selling shareholders rather than the company until you reach the threshold of 3,055,750 shares? If so, please explain why this would not be a delayed offering of shares by the issuer.

Response:

The Company has elected to not include Selling Shareholders in the offering. All securities issuable in the offering will be Company securities. Amendment 3 has been revised to reflect the foregoing.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

5. Please revise the plan of distribution disclosure on page 25 to reflect that this is a min/max offering as per your response to prior comment 5. Also, it remains unclear how your offering complies with Rule 10b-9 which requires that funds be promptly returned to investors unless a specified number of units of the security are sold at a specified price within a specified time or Rule 15c2-4 of the Exchange Act, which requires that funds be deposited promptly with the escrow bank. Please revise.

Response:

The offering set forth in Amendment 3, including the disclosure in the Plan of Distribution, has been changed to provide for a best efforts offering. There will be no escrow agent or escrow agreement as a result thereof. All subscriber proceeds will be immediately available to the Company for use as described in the Use of Proceeds section in Amendment 3, which has generally been revised as follows: (a) of the first $33,000,000 raised in the offering, 10% will be utilized by the Company for general working capital purposes (including, the funding of the Company’s subsidiary Worthy Wealth Realty, Inc., and, potentially, the formation of additional subsidiaries), and 90% will be utilized to fund the acquisition of the Target Companies under the SPA (as defined in Response 9 below; (b) all additional proceeds raised in the offering will be utilized by the Company for general working capital purposes.

6. Your response to prior comment 6 does not address how your changes to the terms of the securities offered, in this case the interest rates on the bonds, complies with the requirements of Rule 253(g) and Rule 252(f)(2)(ii) of Regulation A. Please provide an analysis which shows how you concluded that changes in the terms of the securities are not required to be reflected in a revised offering statement by post qualification amendment or supplement, as applicable. Please cite all authority on which you rely. Also, we note no changes in response to the latter part of the comment; therefore, we reissue that part. In addition, we note that more than 12 months has passed since the qualification of the Form 1-A for Worthy Property Bonds Inc. and Worthy Property Bonds has not filed a post qualification amendment to include the updated financial statements as required by Rule 252(f)(2). Please add risk factor disclosures regarding the resultant risks and potential liabilities to the company.

Response:

Rule 253(g)(1) states that:

An offering circular that discloses information previously omitted from the offering circular in reliance upon Rule 253(b) (§ 230.253(b)) must be filed with the Commission no later than two business days following the earlier of the date of determination of the offering price or the date such offering circular is first used after qualification in connection with a public offering or sale.

Rule 253(b) states that “a qualified offering circular may omit information with respect to the public offering price, underwriting syndicate (including any material relationships between the issuer or selling securityholders and the unnamed underwriters, brokers or dealers), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date;” provided, that certain conditions are met.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

The prior offering statements for WPB and WPB2 do not omit information with respect to the public offering price, underwriting syndicate (including any material relationships between the issuer or selling securityholders and the unnamed underwriters, brokers or dealers), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date. Rather, the 1-U’s for each offering increase the interest rate for each bond (thus, creating a greater rate of return for the Target Companies’ bondholders), which the Company determined to offer to the bondholders post-offering date. Accordingly, a disclosure pursuant to Rule 253(g)(1) is not applicable.

Rule 253(g)(2) further states that:

An offering circular that reflects information other than that covered in paragraph (g)(1) of this section that constitutes a substantive change from or addition to the information set forth in the last offering circular filed with the Commission must be filed with the Commission no later than five business days after the date it is first used after qualification in connection with a public offering or sale. If an offering circular filed pursuant to this paragraph (g)(2) consists of an offering circular supplement attached to an offering circular that previously had been filed or was not required to be filed pursuant to paragraph (g) of this section because it did not contain substantive changes from an offering circular that previously was filed, only the offering circular supplement need be filed under paragraph (g) of this section, provided that the cover page of the offering circular supplement identifies the date(s) of the related offering circular and any offering circular supplements thereto that together constitute the offering circular with respect to the securities currently being offered or sold.

The increase the interest rate for the Worthy Bonds was not a substantive change or addition to the information set forth in the last offering circulars for WPB and WPB2. Rather, the Company decided to reward its investors with a greater return on their investments, rather than keeping such profits for itself. Such increase in returns did not substantively change the terms of the investment or the information set forth in the offering circulars. Specifically, the increase in interest rates did not increase the price or obligations of the investors, extend the terms of the bonds, change the intended use of profits, or in any way substantively alter any material information provided in the offering circulars. As such, Rule 253(g)(2) is not applicable.

Because neither Rule 253(g)(1) nor 253(g)(2) are applicable, the timeframes and requirements set forth in Rules 253(g)(3)-(5) are not relevant for the purpose of this analysis.

Rule 252(f)(ii) requires that post-qualification amendments be filed in the following circumstances for ongoing offerings to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement.

The SEC has considered the following as examples of fundamental change:

●	A change in the offering price of the security.
●	A change in the focus of the issuer’s business, g., we were going to focus on cryptocurrencies, but now we’re pivoting to blockchain-based financial services.
●	The bankruptcy of the issuer.
●	A change in the type of security offered, g., from preferred stock to common stock or vice versa.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

As a rule of thumb, the determinative question of whether a change is considered fundamental is whether an investor of ordinary prudence would re-think his or her investment decision based on the new information? Here, the temporary increase in the amounts of interest to be received by investors would be highly unlikely to cause any reasonable investor to rethink his or her investment. Thus, it was not a fundamental change to the information set forth in the offering statements. Rather, the Company voluntarily decided to reward its investors with the increased return. Accordingly, no post-qualification amendment was required to be filed, and the Company opted to file 1-U’s instead, through which they disclosed the temporary increase in bond interest rates.

On May 24, 2024, WPB filed a post qualification amendment to its Form 1-A Offering Circular, which includes WPB’s updated financial statements as required by Rule 252(f)(2), as well as other updates.

We have added the following risk factor to Amendment 3:

“The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports and post-qualification amendments.

The SEC requires Regulation A issuers to file certain reports and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; or to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. The Company believes that it, and the Target Companies upon closing, have filed all required annual, semi-annual and current reports. However, one of the Target Companies has filed a post-qualification amendment to Form 1-A after 12 months from its qualification date. As such, said Target Company may be subject to fines, penalties or other enforcement actions which may negatively impact the financial status of the Company after closing, and your investments.”

7. We note your response to prior comment 4 that the Offering Circular was amended to clarify that the bonus shares will count toward the maximum limit of $75,000,000 under Regulation A, Tier 2. However, Item 4 of Part I of the Form 1-A was not revised to reflect these shares. Please revise.

Response:

As set forth in Response 3 above, the Company has elected to not include bonus shares in the offering.

Offering Circular Summary, page 10

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

8. Please disclose the identity of the escrow agent in your offering statement as requested in prior comment 8. We may have further comment once your file your escrow agreement as an exhibit.

Response:

As stated in Response 5 above, the offering has been changed to a best efforts offering, so there will be no escrow agent or escrow agreement.

9. Please provide prominent disclosure of the substance of your response to prior comment 9 including the proposed terms of the promissory note. We note your disclosure on page F-14 that the Company will sell common stock for the first $10,000,000 and acquire debt at 5.5% annual interest for the remaining $20,000,000 due.

Response:

We have included throughout Amendment 3 more prominent disclosure of the substance of our response to prior comment 9, including the proposed terms of the promissory note. We have clarified, where necessary, that:

(a) the Company and Worthy Financial, Inc. (“WFI”) are separate legal entities, but that there are certain (not all) common officers, directors, and shareholders between the two entities;

(b) that both the Company and WFI have independent outside directors that formed special committees to independently evaluate the acquisition, and ultimately approved the acquisition and recommended to the full board of directors of the Company, on the one hand, and WFI, on the other hand, the they approve the acquisition;

(c) that the WFI special committee engaged an independent third party financial consultant, TAG Financial Institutions Group, LLC (the “Consultant”), to provide the WFI special committee with a fairness opinion with respect to the acquisition, which fairness opinion was issued on October 20, 2023, prior to the execution of the stock purchase agreement (the “SPA”), and that said fairness opinion was relied upon by the WFI special committee in making its recommendation to WFI’s full board of directors;

(d) that pursuant to the SPA, WFI will sell to the Company 100% of the equity of the Target Companies, as well as related technology utilized in the operation of the Target Companies;

(e) that the purchase price to be paid by the Company to Worthy Financial, Inc., upon the closing of the acquisition, is $30,000,000;

(f) that the closing may not occur unless the Company is able to pay at least $10,000,000 in cash to WFI at the closing of the acquisition,

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

(g) that the Company’s ability to pay at least $10,000,000 in cash, and to close the acquisition, is directly dependent on the success of the offering, the success of other potential Company offerings, and the Company’s ability to successfully generate income through operations;

(h) that while the purchase price must include at least $10,000,000 in cash, it could include, at the Company’s option, more cash up to the full $30,000,000 purchase price, and that the difference between the cash purchase price paid and $30,000,000, if any, will be paid in the form of a promissory note (the “Promissory Note”) issued by the Company to Worthy Financial, Inc.;

(i) that the promissory note shall bear interest on the outstanding principal amount thereof at a rate equal to Five and 50/100 Percent (5.50%) per annum, and shall be payable as follows: (i) on a monthly basis, commencing on the day that is one month after the closing date, and continuing on the same day for each of the following seventeen (17) months, in an amount equal to Ninety Percent (90%) of the total amount of proceeds raised by the Company in the offering during the prior month; (ii) commencing on the date that is nineteen (19) months after the closing date (the “Term Out Date”) and continuing on the same day for each of the following sixteen months, monthly payments of principal in the amount of 1/18th of the principal amount outstanding under the Promissory Note on the Term Out Date, plus interest, and (iii) a final payment of all outstanding principal and interest under the Promissory Note on the date that is thirty-six (36) months after the closing date;

(j) that the Company intends to pay the principal and interest under the Promissory Note through proceeds from the offering, and, to the extent there is a shortfall, through other possible sources of equity financing (including possible Regulation D offerings) and future revenue of the Company; and

(k) that the Promissory Note will be unsecured. If the Company defaults on its obligations under the Promissory Note WFI would have the right to initiate litigation against the Company to collect amounts outstanding.

In Amendment 3 we have corrected the referenced disclosure on page F-14 that the Company will sell common stock for the first $10,000,000 and acquire debt at 5.5% annual interest for the remaining $20,000,000 due, so that it more accurately reflects the method of paying the purchase price under the SPA.

Selected Pro Forma Financial Data, page 13

10. We note that you have excluded the $20M note payable from this summary information, and that the pro forma revenue and expense information provided does not agree to the pro forma financial statements provided elsewhere in this filing. Please revise to ensure this summary information is consistent with your pro forma financial statements.

Response:

In Amendment 3 we have made changes to the referenced Selected Pro Forma Financial data, page 13, so that it agrees to the pro forma financial statements and we have also included the $20,000,000 note payable in the summary information.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

Risk Factors

The Company’s Bylaws contain a forum selection..., page 23

11. Please expand this risk factor to address whether these provisions apply to claims under the Securities Exchange Act and/or the Securities Act. Also, clearly describe any risks or other impacts on investors, include, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Address whether there is any question as to whether a court would enforce the provision. Regarding the attorney fee shifting provision, please describe the level of recovery required by the plaintiff to avoid payment; explain who is subject to the provision (e.g., former and current shareholders) and who would be allowed to recover (e.g., company, directors, officers, affiliates); and state whether purchasers of Units in a secondary transaction would be subject to such provision.

Response:

In Amendment 3 we have (a) revised the risk factor “The Company’s Bylaws contain a forum selection..., page 23”, as set forth below, to address whether these provisions apply to claims under the Securities Exchange Act and/or the Securities Act; (b) clearly described any risks or other impacts on investors, include, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable; (c) to address whether there is any question as to whether a court would enforce the provision; (d) revised the risk factor regarding attorney fee shifting, as set forth below, to describe the level of recovery required by the plaintiff to avoid payment; explain who is subject to the provision and who would be allowed to recover; and state whether purchasers of Units in a secondary transaction would be subject to such provision.

“The Company’s Bylaws contain a forum selection and attorney’s fee shifting provision that requires disputes be resolved in state or federal courts in the State of Georgia, and further stipulates that the prevailing party in such dispute shall be entitled to reasonable attorney’s fees.

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, or (iii) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Georgia, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This, however, shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

These choice of forum provisions may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the specified courts could face additional litigation costs in pursuing any such claim. The specified courts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find these provisions of our governance documents inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

You are bound by the fee-shifting provision contained in our bylaws, which may discourage you to pursue actions against us and could discourage shareholder lawsuits that might otherwise benefit the Company and its shareholders.

Section 7.4 of our bylaws provides that “[i]f any action is brought by any party against another party, relating to or arising out of these Bylaws, or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action.” Our bylaws provide that for this section, the term “attorneys’ fees” or “attorneys’ fees and costs” means the fees and expenses of counsel to the Company and any other parties asserting a claim subject to Section 7.4 of the bylaws, which may include printing, photocopying, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding.

We adopted the fee-shifting provision to eliminate or decrease nuisance and frivolous litigation. We intend to apply the fee-shifting provision broadly to all actions except for claims brought under the Exchange Act and Securities Act. There is no set level of recovery required to be met by a plaintiff to avoid payment under this provision. Instead, whoever is the prevailing party is entitled to recover the reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action. Any party who brings an action, and the party against whom such action is brought under Section 7.4 of our bylaws, which could include, but is not limited to former and current shareholders, shareholders that acquire our shares in secondary transactions, Company directors, officers, affiliates, legal counsel, expert witnesses and other parties, are subject to this provision. Additionally, any party who brings an action, and the party against whom such action is brought under Section 7.4 of our bylaws, which could include, but is not limited to former and current shareholders, Company directors, officers, affiliates, legal counsel, expert witnesses and other parties, would be able to recover fees under this provision.

In the event you initiate or assert a claim against us, in accordance with the dispute resolution provisions contained in our Bylaws, and you do not, in a judgment prevail, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any. Additionally, this provision in Section 7.4 of our bylaws could discourage shareholder lawsuits that might otherwise benefit the Company and its shareholders.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF COMMON STOCK OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.”

Plan of Distribution and Selling Shareholders, page 25

12. We reissue prior comment 13. Please disclose for the selling shareholders the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response:

As stated in Response 4 above, the Company has elected to not include Selling Shareholders in the offering.

Description of Business, page 30

13. We note your revisions in response to prior comment 14; however, it appears you continue to refer investors to other websites for information regarding Worthy Property Bonds and Worthy Property Bonds 2. We note your continued statements that - More information on these offerings can be found at the Worthy websites, through the Worthy app, or by searching the offerings at www.sec.gov/edgar/search. Please remove these statements throughout your offering statement and either incorporate by reference information regarding the businesses of these entities in accordance with General Instruction III to Form 1-A or include such information directly in your offering statement.

Response:

In Amendment 3 we have (a) deleted references to other websites regarding WPB and WPB2, and have deleted statements that “[m]ore information on these offerings can be found at the Worthy websites, through the Worthy app, or by searching the offerings at www.sec.gov/edgar/search”; and (b) added, to the extent necessary, information contained on the various websites mentioned in Comment 13 that is material and relevant to the offering and required to be disclosed therein.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

14. We reissue prior comment 15, as it appears you are still attempting to incorporate by reference financial statements of Worthy Property Bonds 2 by reference on pages 36 and 55. As previously noted, Worthy Property Bonds 2 has not filed a Form 1-K for the fiscal year ended March 31, 2023 therefore, you do not appear to have met the condition to incorporate by reference those financials set forth in General Instruction III(a)(2)(A). Also, to the extent you are eligible to incorporate by reference financial statements of Worthy Property Bonds, please revise to properly incorporate by reference in accordance with General Instruction III to Form 1- A including as applicable Instructions III(a)(2)(B) and (C) and III(b). Also, remove the references to the financial statements as exhibits in the Exhibit Index as these financials were not filed as exhibits to the filings referenced in the index. Lastly, please reconcile references to the fiscal year ended February 28 to the March 31 disclosed in the Form 1-A for Worthy Property Bonds 2.

Response:

In Amendment 3 we have (a) deleted any reference to incorporating by reference the financial statements of WPB and WPB2, and have instead added those financial statements to Part F/S of the Amendment 3; (b) removed the references to the financial statements as exhibits in the Exhibit Index; and (c) reconciled any references to the fiscal year ended February 28 to March 31 disclosed in the Form 1-A for WPB2.

15. Please provide disclosure in your business section of your business plans as reflected in your response to prior comment 16.

Response:

In Amendment 3 we have revised the disclosure in the Business Section to set forth our business plans as reflected in the Company’s response to prior Comment 16 in the 2nd Comment Letter.

Liquidity and capital resources, page 42

16. Please revise your liquidity discussion to include the information provided in your response to prior comment 17.

Response:

In Amendment 3 we have revised the disclosure in the liquidity discussion to include the information provided in the Company’s response to prior Comment 17 in the 2nd Comment Letter.

Conflicts of Interest, page 45

17. Refer to prior comment 18. Please provide an expanded discussion in this section to disclose all specific conflicts of interest of the company, its officers, and directors. We note, for example, that the risk factor on page 17 references additional roles at other WFI subsidiaries.

Response:

In Amendment 3 we have deleted the Conflicts of Interest section and provided all required disclosure in the Certain Relationships and Related Party Transactions section.

Certain Relationships and Related Party Transactions, page 46

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

18. You do not appear to have described any of the transactions requested in prior comment 18; therefore, we reissue the comment. It appears you have or will enter into numerous related party agreements with Worthy Financial, Inc. We also note that the Acquisition appears to be a related party transaction. Please revise your related party disclosure to address each of these transactions.

Response:

In Amendment 3 we have revised the Certain Relationships and Related Party Transactions section to provide as follows:

“CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are subject to a number of conflicts of interest arising out of our relationship with WFI and the Target Companies, including the following:

●	Our Company has several officers and directors who are also officers and directors of WFI and the Target Company, as follows, and, accordingly, such persons have fiduciary obligations to other entities as well as to the Company:

Name of Person	Company Positions	WFI Positions	WPB Positions	WPB2 Positions
Sally Outlaw	President, Chief Executive Officer, and Director	President, Chief Executive Officer and Director	Director	Director
Alan Jacobs	Executive Vice President, Chief Operating Officer, Chief Financial Officer, and Director	Executive Vice President, Chief Operating Officer and Director	Treasurer, Chief Financial Officer, Secretary and Director	Treasurer, Chief Financial Officer, Secretary and Director
James Eichmann	Chief Technology Officer	Chief Technology Officer	None	None
Jungkun Centofanti	Senior Vice President, Chief Administrative Officer and Corporate Secretary	Senior Vice President, Chief Administrative Officer and Corporate Secretary	None	None

●	The Company has independent directors on its Board of Directors, as does WFI on its Board of Directors, none of which have positions at the other company;

●	In addition to being officers and directors of both companies, Ms. Outlaw and Mr. Jacobs are each shareholders of both the Company and WFI, although neither has, or will have, 50% or more stock ownership in both entities; and

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

●	The terms of the Management Services Agreement with Worthy Wealth Management, to be executed upon the initial closing of this offering and the closing of the Acquisition, will not be negotiated on an arms-length basis and the amounts to be reimbursed thereunder will be equal to the costs incurred by Worthy Wealth Management in paying for the staff and office expenses for the Company under the Management Services Agreement, will be determined by certain of our executive officers and directors who are also executive officers and directors of Worthy Wealth Management.

●	Upon the closing of the Acquisition, the Company and WFI will enter into the following agreements: (i) Domaine Name Assignment pursuant to which WFI assigns and transfers to the Company all of WFI’s right, title and interest in and to certain domain names set forth therein; (ii) FinTech Assignment Agreement pursuant to which WFI assigns and transfers to Buyer WFI’s FinTech Platform, and all underlying technology, and (iii) Technology License Assignment Agreement pursuant to which WFI assigns and transfers to Buyer all of WFI’s right, title and interest, in that certain Technology License Agreement by and between WFI and WPB, dated September 30, 2021, and by and between WFI and WPB2, dated February 8, 2023. Post-closing, the Company will license the Worthy Fintech Platform to WFI for use with respect to WFI’s remaining subsidiaries.

There are no assurances that any conflicts which may arise will be resolved in our favor.”

Pro Forma Financial Statements, page F-12

19. We note your response to comment 26 that your acquisition of Worthy Property Bonds and Worthy Property Bond 2 does not represent an acquisition of entities under common control. Please provide us with more detailed analysis of your accounting for this transaction. In your analysis, please address which entity will be the accounting acquirer, and if one of the legal acquisition targets will be the predecessor of the combined entity. To the extent you determine that you are not the accounting acquirer, please revise your pro forma financial statements as necessary.

Response:

The acquisition of WPB and WPB 2 does not represent an acquisition of entities under common control and the Company will be considered the accounting acquirer. ASC 805-10-225-4 provides the principle with regard to identifying the acquirer. For each business combination, one of the combining entities shall be identified as the acquirer. Application of the above principle requires one of the parties in a business combination to be identified as the acquirer for accounting purposes. The process of identifying the acquirer begins with the determination of the party that obtains control based on the guidance in the consolidation standard (ASC 810-10). The general rule is the party that directly or indirectly holds greater than 50% of the voting shares has control. If the accounting acquirer is not apparent when considering the guidance in ASC 810-10, the guidance in ASC 805-10-55-11 and ASC 805-10-55-12 can assist in the identification of the acquirer. ASC 805-10-55-11 provides that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. The Company is acquiring WPB and WPB2 through the transfer of cash and potentially the issuance of a promissory note.

United States Securities and Exchange Commission	Dickinson Wright PLLC
May 30, 2024

Exhibits

20. Prior comment 27 also requested that you file the agreement with Worthy Wealth Management and other related party agreements as exhibits. Please file those exhibits accordingly.

Response:

In Amendment 3 we have included the following additional agreements as Exhibits:

●	Stock Purchase Agreement between the Company and WFI

●	Amendment No. 1 to Stock Purchase Agreement between the Company and WFI

●	Form of FinTech Assignment Agreement between the Company and WFI

●	Form of FinTech License Agreement between the Company and WFI

●	Form of Management Services Agreement between the Company and Worthy Wealth Management

Very truly yours,

Clint J. Gage